July 11, 2019	Jon-Luc Dupuy 617-261-3146 jon-luc.dupuy@klgates.com

VIA EDGAR

Jay Williamson

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Highland Premier Growth Equity Fund

File Nos. 333-51308; 811-07142

Dear Mr. Williamson:

On behalf of the Highland Premier Growth Equity Fund (the “Fund”), we hereby transmit for filing with the U.S. Securities and Exchange Commission (the “SEC”) the Fund’s response to the comment provided by you on behalf of the staff of the SEC (the “Staff”) on May 17, 2019 relating to the correspondence filing of the Fund on May 14, 2019. We have discussed the Staff’s additional comment with representatives of the Fund. The Staff’s comment is described below and has been summarized to the best of our understanding.

This response will be reflected, to the extent applicable, in the Fund’s Registration Statement pursuant to Rule 485(b) under the Securities Exchange Act of 1933, as amended. As requested, when a comment asks for revised disclosure or revisions are contemplated by the Fund’s response, the revised disclosure has been provided.

On behalf of the Fund, we respond to the specific comment of the Staff as follows:

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We note the Fund’s response to the Staff’s prior Comment 18 provided on April 29, 2019 relating to the 485(a) filing of the Fund on March 15, 2019. We do not believe disclosure of the comparable account information is appropriate under the circumstances. Please remove the comparable account information or provide additional legal analysis supporting your contention that the inclusion of such information is not otherwise misleading or inappropriate under the Federal securities laws.

Response: The Fund will remove the comparable account information.

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K&L Gates, LLP

Jay Williamson

July 11, 2019

If you have any questions, please do not hesitate to contact the undersigned at (617) 261-3146.

Sincerely,

/s/ K&L Gates LLP

Jon-Luc Dupuy, Esq.

cc:	Lauren Thedford, Esq.

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